September 21, 2012

VIA EDGAR

Andrew Mew

Accounting Branch Chief

U. S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment letter dated September 11, 2012 2011 Form 10-K Filed February 24, 2012 Penske Automotive Group, Inc. File No. 001-12297

Dear Mr. Mew:

Reference is made to the letter, dated September 11, 2012, regarding comments by the Staff of the U.S. Securities and Exchange Commission with respect to the periodic filing noted above and to our telephone conversation with Donna Di Silvio, Staff Accountant on September 19, 2012. This letter repeats the comments in the Staff’s letter in bold text followed by responses prepared by management of Penske Automotive Group, Inc.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Statements of Operations, page F-7

1.	We note your response to prior comment 1 and would like to better understand why you believe that enhanced disclosure within Management Discussion and Analysis of the revenue and gross profit of the labor component separately from the parts component would not be meaningful to investors. This inquiry is due to the significantly different impact each component has on consolidated gross profit along with the significantly higher gross margin percentage you recognize on labor versus parts. We refer you to the guidance outlined in section III.B. of SEC Release Number 33-8350. Additionally, using the flat-fee oil change example provided in your response, please elaborate on how you arrive at that flat-fee. In this regard, please tell us whether this fee is a function of the amount of time it generally takes to perform an oil change based on historical experience.

Response:

The guidance outlined in section III.B. of SEC Release Number 33-8350 calls for companies to provide investors and other users with analysis of material trends and key indicators to facilitate a clear explanation of the financial condition and performance of the company and provide insight into its prospects for the future and to provide such information as seen through the eyes of management. We believe our discussion in the Management Discussion and Analysis section of the changes in same store aggregate service and parts revenue and gross profit as well as the change in overall gross margin provides our investors with the most appropriate measure to understand our service and parts business and thus provides the most meaningful insight into prospects of the future performance of this revenue stream. In addition, our Management Discussion and Analysis presentation is consistent with the view used by senior management to evaluate the service and parts business of a particular dealership, region and total company.

Our belief that disaggregating the discussion of service and parts is not meaningful to our investors is based on the following:

•

The sale of repair services is one revenue stream. The labor would never be performed without the related parts and vice-versa. Customers cannot bring their own parts to a dealership to have repair services performed

•	The Service Department Manager will set prices for the repair services based on numerous factors in the marketplace including local competition from other dealers or independent repair shops

•

In reaching a competitive price, the department managers in the dealership have discretion with how a discount is applied. The manager may discount the labor portion of the service transaction, the parts portion or both but the gross margin earned on a particular repair service will not change in total

•

To illustrate, if the company were to adopt a policy that all parts associated with a repair order had to have a 50% margin, we would then simply lower the margin on the labor component. The overall margin on the repair service to the customer would not change because it is driven by what the market will bear, not the components’ individual profit margins

•

Labor hours and departmental gross profit metrics are internally tracked in support of our variable compensation plans. Senior management reviews the results of the service and parts business only on an aggregated basis

Our original response to the Staff’s comment included an example of a “flat-fee” oil change. To elaborate, the following steps would be typical in arriving at that flat fee:

•	The Service Department Manager would review pricing data and offers from local competitors for an oil change service and arrive at our dealer advertised price

•	The Service Department Manager would then determine the items necessary to perform the service which would consist of a certain amount of labor and certain parts

•

Since the Parts Department Manager supplies the parts to the service department and his compensation varies in part based on the profit of his department, the two managers will negotiate an internal price to transfer the parts

•	The Service Department Manager will then calculate a discount to apply to the standard internal hourly labor rate in order to price the oil change at the desired price to the customer

As this example shows, the amount of internal gross profit allocated to the components of the oil change service would be irrelevant to an investor and is not considered a critical element by senior management because the actual cost of the labor and parts vs. the price charged to the customer is what generates the actual gross profit margin on the repair service.

Please contact the undersigned at (248) 648-2800 in connection with questions or comments concerning the above responses (dave.jones@penskeautomotive.com). Thank you for your attention to this matter.

Very truly yours,

/s/David K. Jones

Chief Financial Officer

cc:	Shane M. Spradlin, Penske Automotive Group General Counsel

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